Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 15.08.02

ORK – Amortisation of own shares

On 2 May 2002 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 18,404,187.50 by redeeming (amortising) 2,944,670 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 219,246,336 to 216,301,666. The share capital has been reduced from NOK 1,370,289,600 to NOK 1,351,885,412.50.

Following this amortisation Orkla owns 6,844,232 own shares.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, Tel. +47 22 54 44 31
Ellen W. Ronæss, Tel. +47 22 54 44 30

Date: 21 August 2002

ORK – Trade subject to notification

Christen Sveaas, member of the Board of Orkla ASA, and his wholly-owned company AS Holding has on the 21 August 2002 sold respectively 5,700,000 and 1,436,000 shares in Orkla ASA at a price of NOK 131 per share.

Number of shares in Orkla ASA controlled by Christen Sveaas after these transations is 12,464,777.

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel.: +47 2254 4431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 09.08.2002

ORK – Trade subject to notification

Finn Jebsen, Group Chief Executive of Orkla ASA, has on the 9 August 2002 bought 10,000 shares in Orkla ASA at a price of NOK 131.96. His total shareholding after this transaction is 215,204 shares.

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, tlf.+47 2254 4431
Ellen W. Ronæss, Shareholder Service, tlf. +47 2254 4430

Dato: 9.08.2002

ORK – Trade subject to notification

Halvor Stenstadvold, Dag J. Opedal and Roar Engeland, all members of the Executive Board, have today bought shares in Orkla as follow (total shareholding after this transaction in parentheses):

Halvor Stenstadvold:	bought 4,500 shares at price 131.96 (new shareholding 9,800 shares)
Dag J. Opedal:	bought 4,650 shares at price 131.96 (new shareholding 16,413 shares)
Roar Engeland:	bought 6,000 shares at price 131.96 (new shareholding 10,302 shares)